Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this prospectus and the related registration statement on Form S-3 of ICF International, Inc. of our report dated May 15, 2009, with respect to the consolidated balance sheets of Macro International, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in net parent investment in Macro International, Inc. and cash flows for each of the years in the two-year period ended December 31, 2008, which report appears in the Form 8-K/A of ICF International, Inc. dated June 12, 2009, and to the reference to our firm under the heading “Experts” in this prospectus.

/s/ KPMG LLP

Omaha, Nebraska

September 11, 2009